BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

Members' capital at December 31, 2015	$ 10,049,847
Capital withdrawals	(1,103,150)
Net income	8,177,712
Members' capital at December 31, 2016	$ 17,124,409

The accompanying notes are an integral part of these consolidated financial statements.